SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CALL NOTICE FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Companhia Paranaense de Energia – COPEL are hereby invited to attend an Extraordinary Shareholders’ Meeting, to be held at the Company’s headquarters, located at Rua Coronel Dulcídio nº 800, in the city of Curitiba, on April 18, 2008 at 2.00 p.m., to discuss the following agenda:
1. Amendment to the Company’s By-laws, as follows:
a) art. 41 (excluded) and art. 42 (amended and renumbered as 43) – exclusion of the temporary provisions that have already produced their respective effects;
b) art. 15, items IX, art. 20, items VII and IX (amended) and XIV (included), art. 36 (amended and renumbered as 37) and art. 42 (included) – improvement of the best Corporate Governance practices;
c) art. 20, paragraph 4 (amended) – excluded the expression “higher level” due to its ambiguity;
d) art. 20, paragraph 1st (amended) - renumbering of the articles therein;
e) art. 17 and 21 to 27 – adjustments of the duties of the Executive Officers as a result of the organizational plan revision implemented as part of the corporate strategic plan, due to the need to consolidate the verticalization of the Copel Group’s management upon the request of the majority shareholder, regarding the number and the duties of the Executive Officers, including the creation of a new Executive Officer position through the inclusion of another article and renumbering of the subsequent articles;
f) art. 20, paragraphs 7 and 8 (excluded) – due to the need for the consolidation of the verticalization of the Copel Group’s management, given the extinction of the Boards of Directors of the fully-owned subsidiaries; and

2. Consolidation of the Company’s By-laws.

Notes:
a) The documents related to the agenda of the Shareholders’ Meeting, including the By-laws with all the proposed amendments, are available for shareholder consultation at the Company’s headquarters; and
b) Powers of attorney for the Shareholders’ Meeting should be deposited at Copel’s headquarters, Financial and Investor Relations Department, at Rua Coronel Dulcídio, 800, 2º andar, in Curitiba, up to 48 hours prior to the meeting.

Curitiba, March 31, 2008.
João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.